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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Crowe, A. Derrill		ProAssurance Corporation (PRA)
	100 Brookwood Place	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			3/05/03
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Birmingham, AL 35209 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Chairman, Chief Executive Officer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	ProAssurance (Common Stock)		3/04/03				A			5,850	A	22.00		379,195		D

	ProAssurance (Common Stock)		3/04/03				J	V		271	A	22.10		271		I		Stock Plan (1)

	ProAssurance (Common Stock)													46,928		I		By Trust

	ProAssurance (Common Stock)													499,044		I		IRA-Stearne Agee

	ProAssurance (Common Stock)													78,866		I		IRA-Robinson Humphrey

	ProAssurance (Common Stock)													11,742		I		ProAssurance Pension Plan

	ProAssurance (Common Stock)													1,162,791		I		Crowe Family Partners

	ProAssurance (Common Stock)													1,285		I		Spouse

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Employee Stock Option (Right to Buy)		24.68		6/27/01				J (2)			113.392

	Employee Stock Option (Right to Buy)		26.03		6/27/01				J (2)			28.875

	Employee Stock Option (Right to Buy)		21.01		6/27/01				J (2)			26.250

	Employee Stock Option (Right to Buy)		16.80		1/15/02				A	V		100,000

	Employee Stock Option (Right to Buy)		22.00		3/04/03				A			50.000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	6/20/01	12/02/07		Common Stock	113.392						D

	6/20/01	12/01/08		Common Stock	28.875						D

	6/20/01	12/09/09		Common Stock	26.250						D

	(3)	1/15/12		Common Stock	100,000						D

	(4)	3/04/13		Common Stock	50.000				318,517		D

Explanation of Responses:

(1) - Reflects total holdings in the reporting person's account in the ProAssurance Corporation Stock Ownership Plan. Shares purchased in this account prior to August 29, 2002 were exempt under Rule 16b-3.

(2) - Reflects options to purchase shares of ProAssurance Corporation common stock acquired beneficially by the reporting person in exchange for surrender of options to purchase shares of Professionals Group in connection with the consolidation of Medical Assurance Inc. and Professionals Group under the ownership of ProAssurance Corporation. The acquisition of options to purchase ProAssurance Corporation shares reported herein is exempt from Section 16(b) of the Securities Exchange Act, as amended (the "ACT"), by virtue of Rule 16b-3(d) promulgated under the ACT.

(3) - The options vest in five equal installments commencing on July 15, 2002.

(4) - The options vest in five equal installments commencing on September 4, 2003.

By: /s/ Frank B. O'Neil Attourney-in-fact of the Reporting Person	3/05/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

POWER OF ATTORNEY

     Know all by these presents, that the undersigned hereby constitutes and appoints Victor T. Adamo, Howard Friedman, and Frank O’Neil, and each of them, with full power of substitution and/or revocation, the undersigned’s true and lawful attorneys-in-fact:

(1) to execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director of ProAssurance Corporation (the “Company”), any and all forms (including, without limitation, Form 3, Form 4 and Form 5) required or desired to be executed by or on behalf of the undersigned in accordance with Section 16 of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the “Forms”);

(2) to do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form and timely file such Form with the appropriate governmental authority (including, without limitation, the United States Securities and Exchange Commission) and any stock exchange or similar authority; and

(3) to take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, and each of them, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934, as amended.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms in accordance with Section 16 of the Securities Exchange Act of 1934, as amended, and the rules thereunder, with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of December 13, 2001.

Signed /s/ Derrill Crowe, M.D.

Print Name: Derrill Crowe, M.D.

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